Exhibit 12. McDonald’s Corporation
Statement Re: Computation of Ratios

DOLLARS IN MILLIONS	Years ended December 31, 2000	1999	1998		1997	1996

Earnings available for fixed charges
Income before provision for income taxes	$2,882.3	$2,884.1	$2,307.4	(1)	$2,407.3	$2,251.0
Minority interest in operating results of majority-owned subsidiaries, including fixed charges related to redeemable preferred stock, less equity in undistributed operating results of less-than-50% owned affiliates	16.2	21.9	23.7		28.3	39.6
Provision for income taxes of 50% owned affiliates included in consolidated income before provision for income taxes	93.7	72.8	99.9		69.0	73.2
Portion of rent charges (after reduction for rental income from subleased properties) considered to be representative of interest factors*	207.0	178.5	161.3		145.9	130.9
Interest expense, amortization of debt discount and issuance costs, and depreciation of capitalized interest*	470.3	440.1	461.9		424.8	392.2

	$3,669.5	$3,597.4	$3,054.2		$3,075.3	$2,886.9

Fixed charges
Portion of rent charges (after reduction for rental income from subleased properties) considered to be representative of interest factors*	$207.0	$178.5	$161.3		$145.9	$130.9
Interest expense, amortization of debt discount and issuance costs, and fixed charges related to redeemable preferred stock*	457.9	431.3	453.4		426.1	410.4
Capitalized interest*	16.5	14.7	18.3		23.7	23.5

	$681.4	$624.5	$633.0		$595.7	$564.8

Ratio of earnings to fixed charges	5.39	5.76	4.82	(2)	5.16	5.11

*	Includes amounts of the Registrant and its majority-owned subsidiaries, and one-half of the amounts of 50% owned affiliates.
(1)	Includes $161.6 million of Made For You costs and the $160.0 million pretax special charge related to the home office productivity initiative for a pretax total of $321.6 million.
(2)	Excluding Made For You costs and the special charge, the ratio of earnings to fixed charges for the year ended December 31, 1998 would have been 5.33.